Sep. 26. 2002 1:36PM No. 6067 P. 1/1

82-4504

ROCK RESOURCES INC.
#2120 – 1055 W. Hastings Street, Vancouver, BC, Canada, V6E 2E9
Web Site: www.rockresources.com • Email: info@rockresources.com
TSX Venture: RCK

TRES-OR RESOURCES LTD.
1934 – 131 Street, White Rock, BC, Canada, V4A 7R7
Web Site: www.tres-or.com • Email: info@tres-or.com
TSX Venture: TRS

02 SEP 27

SUPPL

NEWS RELEASE – September 26, 2002

ROCK OPTIONS TEMAGAMI EAST DIAMOND CLAIM PROJECT FROM TRES-OR

Rock Resources Inc. (TSX Venture: RCK) ("Rock") and Tres-Or Resources Ltd. (TSX Venture: TRS) ("Tres-Or") are pleased to announce Exchange approval of an Agreement for Rock to earn a two thirds interest in 795 contiguous Temagami Diamond Claim units (Temagami East Project), which cover approximately 12,800 hectares in northeastern Ontario.

The Temagami East block is located on the southern margin of the Archean Superior Craton, in an area with encouraging kimberlite indicator mineral chemistry associated with important geologic structures. This includes prominent northwest trending structures that parallel the Lake Timiskaming fault zones. These structures comprise the southern extension of a known kimberlite trend, and are associated with the emplacement of more than 25 kimberlite pipes, which extend north and west to De Beer's Victor Pipe (currently undergoing advanced bulk testing and pre-feasibility studies).

In consideration, Rock paid $13,000 and will issue 200,000 common shares to Tres-Or. The Agreement allows for aggressive, systematic diamond exploration programs budgeted at $6.5 million, to be carried out in stages from January 1, 2003 to December 31, 2007. Tres-Or will be the project Operator and receive management fees not to exceed 10% of the total exploration expenditures. Rock shall make property payments totaling $225,000, commencing with $25,000 on December 31, 2002, and subsequently $25,000 by June 30, 2003, $25,000 by December 31, 2003, $50,000 by June 30, 2004 and $100,000 by December 31, 2004.

The property is subject to a 2.5% Net Smelter Return (NSR) or Gross Override Royalty (GORR). Tres-Or retains the right to purchase 1% of the Vendor's NSR or GORR for $1.0 million and a First Right of Refusal to buy back the remaining 1.5% NSR or GORR.

Rock has subscribed for 290,000 common shares of Tres-Or by way of a private placement for units priced at $0.35. Each unit consists of one common share and one share purchase warrant priced at $0.50 exercisable within eighteen months from the issue date.

Tres-Or has compiled an extensive data set of airborne geophysics, including measured horizontal and vertical magnetic gradient data flown at 150-metre line spacing over the Temagami East block. The geochemistry compiled includes kimberlite indicator mineral (KIM) samples with favourable G10 pyrope chemistry, some sources likely derived within the Temagami East block and Mg-ilmenite chemistry from these same samples which suggests multiple sources, and favourable conditions for diamond preservation within the kimberlite magma.

ON BEHALF OF
THE BOARD OF DIRECTORS OF
ROCK RESOURCES INC.

"Graeme Rowland"

Graeme Rowland
Chairman

02055074

ON BEHALF OF
THE BOARD OF DIRECTORS OF
TRES-OR RESOURCES LTD.

"Laura Lee Duffett"

Laura Lee Duffett
President

dlw 9/30

For further information contact:
For Rock Resources Inc:
Dwayne Yaretz
Phone: 1-888-ROCK-RES (762-5737) Fax: (604) 682-6038
e-mail: Dwayne@rockresources.com
website: www.rockresources.com

For Tres-Or Resources Ltd:
Laura Lee Duffett, P.Geo., President
Phone: (604) 541-8376 Fax: (604) 541-8926
Robert Woodward: Toll Free: 1-866-471-1336
e-mail: info@tres-or.com
website: www.tres-or.com